TEL-Applied Holdings B.V.

Kerkenbos 1015, Unit C, 6546 BB

Nijmegen, The Netherlands

Tel: +81-3-5561-7000

May 9, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	TEL-Applied Holdings B.V.
Registration Statement on Form S-4
File No. 333-194047

Ladies and Gentlemen:

In accordance with Rules 460 and 461 of the General Rules and Regulations of the Securities Act of 1933, TEL-Applied Holdings B.V. (the “Company”) hereby requests that the effective time of the Company’s Registration Statement on Form S-4 (File No. 333-194047) (the “Registration Statement”) be accelerated to 4:00 PM, Eastern Time, on May 13, 2014 or as soon as practicable thereafter.

The Company acknowledges the following:

—

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above Registration Statement.

If you have any questions, please feel free to contact James R. Griffin (james.griffin@weil.com / telephone: 650.802.3150) or Ellen J. Odoner (ellen.odoner@weil.com / telephone: 212.310.8438) of Weil, Gotshal & Manges LLP, or James E. O’Bannon (jeobannon@jonesday.com / telephone: 214.969.3766) or Troy B. Lewis (tblewis@jonesday.com / telephone: 214.969.3721) of Jones Day. In addition, please notify Mr. Griffin, Ms. Odoner, Mr. O’Bannon or Mr. Lewis when this request for acceleration has been granted.

Sincerely,

TEL-Applied Holdings B.V.

/s/ Tetsuro Hori
By:	Tetsuro Hori
Title:	Attorney-in-Fact

cc:	Thomas F. Larkins

Senior Vice President, General Counsel and Corporate Secretary

Applied Materials, Inc.

Zoltan Papp

General Counsel

Tokyo Electron Limited

James R. Griffin

Keith A. Flaum

Ellen J. Odoner

Gabriel J. Shapiro

Adé K. Heyliger

Weil, Gotshal & Manges LLP

R. Scott Cohen

James E. O’Bannon

Troy B. Lewis

Alain A. Dermarkar

Robert J. Cardone

Jones Day